ALGONQUIN POWER & UTILITIES CORP.
(the “Corporation”)
ANNUAL MEETING OF SHAREHOLDERS
JUNE 3, 2025
VOTING RESULTS

Resolution # 1:

By way of a ballot, the shareholders approved the appointment of Ernst & Young LLP as auditor of the Corporation for the ensuing year.

Ballots Tabulated:

For:	479,819,037	99.63%
Withheld:	1,793,440	0.37%
Total:	481,612,477	100%

Resolution # 2:

By way of a ballot, the shareholders elected each of the following director nominees to hold office until the end of the next annual meeting of shareholders or until his or her successor is duly elected or appointed.

Ballots Tabulated:

Nominees	For	%	Against	%
Brett Carter	445,237,184	96.47	16,311,561	3.53
Amee Chande	459,368,238	99.53	2,181,565	0.47
Daniel Goldberg	426,493,805	92.40	35,054,939	7.60
Christopher Huskilson	459,454,425	99.55	2,094,321	0.45
D. Randall Laney	457,935,246	99.22	3,613,500	0.78
David Levenson	452,740,056	98.09	8,808,689	1.91
Christopher Lopez	459,366,229	99.53	2,182,520	0.47
Gavin Molinelli	458,963,565	99.44	2,585,180	0.56
Dilek Samil	458,920,264	99.43	2,629,539	0.57
DeAnn Walker	459,292,463	99.51	2,257,338	0.49
Roderick West	459,375,880	99.53	2,172,866	0.47

Resolution # 3:

By way of a ballot, the shareholders passed the resolution set forth on page 17 of the management information circular dated April 24, 2025 (the “Circular”) approving the continuation, amendment and restatement of the Shareholder Rights Plan.

Ballots Tabulated:

For:	414,106,309	89.72%
Against:	47,443,496	10.28%
Total:	461,549,805	100%

Resolution # 4:

By way of a ballot, the shareholders passed the advisory resolution set forth on page 18 of the Circular approving the approach to executive compensation as disclosed in the Circular.

Ballots Tabulated:

For:	382,498,659	82.87%
Against:	79,039,094	17.13%
Total:	461,537,753	100%

DATED this 3rd day of June, 2025

ALGONQUIN POWER & UTILITIES CORP.

/s/ Ryan Elger
Ryan Elger
Senior Vice President, Legal and Corporate Secretary